UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tasty Minstrel Games, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Utah

    Date of organization
    March 11, 2009

Physical address of issuer
4883A Old Highway Road, Mountain Green, UT 84050

Website of issuer
http://www.playtmg.com

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$560,391.83	$473,067.00
Cash & Cash Equivalents	$30,026.56	$245,331.60
Accounts Receivable	$114,949.89	$98,643.43
Short-term Debt	$26,002.39	$11,605.42
Long-term Debt	$80,000.00	$225,000.00
Revenues/Sales	$1,603,656.50	$1,262,462.50
Cost of Goods Sold	$885,806.17	$595,740.38
Taxes Paid	$0.00	$0.00
Net Income	-$379,624.69	-$35,488.53

<p style="text-align:center">**30th April, 2018**</p>

<p style="text-align:center">**FORM C-AR**</p>

<p style="text-align:center">**Tasty Minstrel Games, LLC**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Tasty Minstrel Games, LLC, a Utah Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.playtmg.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 30th of April, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Tasty Minstrel Games, LLC (the "Company") is a Utah Limited Liability Company, formed on March 11, 2009. The Company was formerly known as None. The Company is currently also conducting business under the name of None.

The Company is located at 4883A Old Highway Road, Mountain Green, UT 84050.

The Company's website is http://www.playtmg.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
Publishing and sale of hobby tabletop board games. We sell hobby tabletop board games to gamers. We manufacture our games in China with the highest quality manufacturer of hobby board games in the world. We source game designs globally thanks to our relationships with game designers from countries including but not limited to, United States, Canada, Germany, Great Britain, Japan, Taiwan, Poland, Brazil, France, and Italy.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of hobby board games is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include some major companies worldwide. A few of our competitors have significantly greater financial and human resources than we have and marketing products through the retail/distribution channel and thus may be better equipped than us to develop and commercialize products.

Smaller or early stage companies may also prove to be significant competitors through the utilization of product based crowdfunding platforms like Kickstarter or Indigogo to fund the operation of new products. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies and individuals to provide raw materials, manufacturing, and pre-production (most often artwork) work for our products.
We depend on these suppliers and subcontractors to release new and pre-existing games and conduct our operations. Our ability to release product to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture are required to be changed.

Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors, for example in the manufacturing of our games.

We depend on third-party service providers and outsource providers for warehousing operations.
If warehousing service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in delivering games leading to product shortages and higher freight costs. If warehousing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a durable entertainment product, demand for our types of games is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the USA may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael Mindes, Daniel Hadlock, Andy Van Zandt, and Seth Jaffee who are CEO, President, Co-Heads of Games respectively. The Company has employment agreements with Michael, Daniel, Andy, and Seth although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Michael, Daniel, Andy or Seth could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Michael Mindes, Daniel Hadlock, Andy Van Zandt, and Seth Jaffee in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Michael, Daniel, Andy, or Seth die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

TMG has engaged in certain transactions with related persons, which is limited to taking on debt from these individuals at 0% interest. Prior to the funding of TMG, all of these debts have been converted into equity.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation, brand image, and access to an addressable audience are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of components in our games, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of games, components, packaging materials, and freight.
The prices of the games, components, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials. The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, and safety or other regulations or failure to comply with existing licensing, labeling, trade, and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, U.S. Federal Trade Commission, Commerce and Labor , as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain.

These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The need to comply with new, evolving or revised tax, environmental, safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Publishing and sale of hobby tabletop board games. We sell hobby tabletop board games to gamers. We manufacture our games in China with the highest quality manufacturer of hobby board games in the world. We source game designs globally thanks to our relationships with game designers from countries including but not limited to, United States, Canada, Germany, Great Britain, Japan, Taiwan, Poland, Brazil, France, and Italy.

Business Plan
Our plan going forward is to further invest in what has been working well for us, namely: * Our relationship with our customers * Our relationship with providers such as game designers, illustrators, and graphic designers * Our relationship with our manufacturers * Our process for creating more finished games * Our distributive capacity through out partners in the retail and distribution channel. Additionally, with the funding, we will have the opportunity to invest more (and earlier) into products with promising sales results and response in the marketplace.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
TMG Original Games	These are games that are first published by TMG or have only a limited printing prior to TMG's involvement. This includes games such as Dungeon Roll, Eminent Domain, Flip City, Harbour, Cthulhu Realms, Martian Dice, Belfort, Gold West, Scoville, Guilds of London, and more.	Hobby tabletop gamers, distributors, and hobby retail shops globally.
International Game Licensing	This is the licensing of TMG Original Games for languages and territories that can be better served by a partner.	International publishing partners.
Co-op Publishing (inbound licensing)	These are games that are first published by an international partner that TMG licenses rights for English language and at least North America. This includes games such as Orleans, Oracle of Delphi, Luna, At The Gates of Loyang, AquaSphere, and Ponzi Scheme.	Hobby tabletop gamers, distributors, and hobby retail shops in the territories licensed.

We are constantly researching and developing new games including expanding our relationships with good game designers. We concentrate on the process to regularly produce new high quality games and currently have 47 items in our pipeline that are past evaluation (23 additional in evaluation) as of February 2017.

Our products are sold all around the globe primarily through third party distributors and foreign publishing partners. Countries with sales include but is not limited to, United States, Canada, Great Britain, Australia, New Zealand, Germany, France, Italy, Spain, Portugal, The Netherlands, Poland, Denmark, Sweden, Norway, Brazil, Japan, Taiwan, South Korea, Singapore, China, Thailand, Vietnam, Russia, United Arab Emirates, and Israel.

Competition
The Company's primary competitors are Hobby Board Game publishers such as, Asmodee, CMON, Steve Jackson Games, IELLO, and Mayfair.

The markets for the Company's products and services are highly competitive as a function of many new hobby board games being released. Principal competitive factors important to the Company include our relationship with our audience (addressable via internal email subscriptions), branding, high quality game design, quality integration of graphic design, customer service, financial efficiency, marketing, distribution capability, and adoption of principles of lean manufacturing.

Customer Base

The Company's ultimate are primarily customers are the hobby tabletop gamer. To be able to get games to the gamers, TMG has customers at the retail, distribution, and licensing levels all over the globe.

Intellectual Property

The Company is dependent on the following intellectual property:

TMG licenses all of its intellectual property in some sense. This could be from a game designer who gets paid royalties or another publisher that collects licensing fees. Our contracts with designers on our original games are subject to auto-renewal with a minimum level of sales performance as is almost all of our license from international publishing partners.

Governmental/Regulatory Approval and Compliance

As of right now, there is very little government regulation on our business. If a game is designed or marketed such that it is for children under the ages of 14, then it is subject to child safety acts that affect toys. Most of our products are for ages 14+, so this rarely affects our business.

Litigation

None

Other

The Company's principal address is 4883A Old Highway Road, Mountain Green, UT 84050

The Company has the following additional addresses:

The Company conducts business in Utah.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees in Arizona, Utah, North Dakota.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	3,466,170
Voting Rights	Right to vote to liquidate the company.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	After investment, Michael & Erin Mindes will still own over 50% of the company, and thus a controlling interest.

Securities issued pursuant to Regulation CF:

Type of security	Series Seed LLC/Membership Interests
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Direct Loan
Name of creditor	Michael Mindes
Amount outstanding	$80,000.00
Interest rate and payment schedule	0%, no payment schedule
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $80,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	166,170	$166,170.00	Operations	March 16, 2017	Regulation CF
Series Seed LLC/Membership Interests				March 7, 2017	Regulation CF

Ownership

A majority of the Company is owned by a few people, namely: Michael & Erin Mindes Irv & Terry Mindes Seth Jaffee Additionally, out crowdfunding investors from May of 2017. There is also an option pool equal to 8.66% of the company's current outstanding shares which have not yet been issued but were authorized prior to the previous crowdfunding.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Michael & Erin Mindes	77.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____

In the 12 months after receiving funding, TMG intends to maintain and grow profitability through 3 major efforts: * Improving the relationship with our existing addressable audience. * Continuing to release new high quality titles. * Improving the position of our existing titles that sell well in the retail channel. We intend to accomplish these goals through a series of items that we can control internally. Over the past 2 years, our process for producing and releasing games has been our concentration, while we will continue to improve these processes, our returns here are diminishing. Going forward, we will concentrate heavily on communicating and teaching TMG employees more about the concepts, ideas, and implementation of the TMG Publishing System (TPS - like the Toyota Production System). The TMG Publishing System is the implementation of the ideas and concepts of Toyota Production System as it relates to our business, our company, and our customers. The management of TMG (Michael Mindes and Daniel Hadlock) believe that when the TMG Publishing System becomes more firmly defined, communicated to employees, and embraced by TMG employees that we will see the improvements that we desire which will lead to greater financial performance.

Liquidity and Capital Resources
On 16th of March, 2017 the Company conducted an offering pursuant to Regulation CF and raised $166,170.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Michael Mindes
Relationship to the Company	CEO
Total amount of money involved	$80,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Cash for operations
Description of the transaction	Bridge loan from Michael Mindes

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Mindes
(Signature)

Michael Mindes
(Name)

CEO, Co-Founder, Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

Tasty Minstrel Games

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	**$1,262,462.50**
Cost of Goods Sold	**$595,740.38**
GROSS PROFIT	**$666,722.12**
Expenses	**$702,221.92**
NET OPERATING INCOME	**$ -35,499.80**
Other Expenses	
Ask My Accountant	0.00
Reconciliation Discrepancies-1	-11.27
Total Other Expenses	**$ -11.27**
NET OTHER INCOME	**$11.27**
NET INCOME	**$ -35,488.53**

Tasty Minstrel Games

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$245,331.60
Accounts Receivable	$98,643.43
Other Current Assets	$380,396.79
Total Current Assets	$724,371.82
Fixed Assets	$24,102.36
TOTAL ASSETS	$748,474.18
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$8,214.00
Credit Cards	$11,605.42
Other Current Liabilities	
Accrued Manufacturing Cost	38,298.53
Brent Lloyd Loan	0.00
Bridge Loan - Irv-Terry Mindes	175,000.00
Loan - Michael & Erin Mindes	150,000.00
Sales Tax Agency Payable	0.00
Unearned Revenue	602,748.02
Total Other Current Liabilities	$966,046.55
Total Current Liabilities	$985,865.97
Total Liabilities	$985,865.97
Equity	
Members Contribution	244,196.17
Members Draw	-397,548.05
Members Equity	-48,551.38
Opening Balance Equity	0.00
Net Income	-35,488.53
Total Equity	$ -237,391.79
TOTAL LIABILITIES AND EQUITY	$748,474.18

Tasty Minstrel Games

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	$1,603,656.50
Cost of Goods Sold	$885,806.17
GROSS PROFIT	$717,850.33
Expenses	$1,062,252.52
NET OPERATING INCOME	$ -344,402.19
Other Expenses	$35,222.50
NET OTHER INCOME	$ -35,222.50
NET INCOME	$ -379,624.69

Tasty Minstrel Games

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$30,026.56
Accounts Receivable	$114,949.89
Other Current Assets	$391,313.02
Total Current Assets	$536,289.47
Fixed Assets	$24,102.36
TOTAL ASSETS	$560,391.83
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	69,702.98
Total Accounts Payable	$69,702.98
Credit Cards	$ -26,002.39
Other Current Liabilities	
Accrued Manufacturing Cost	38,298.53
Brent Lloyd Loan	0.00
Bridge Loan - Irv-Terry Mindes	0.00
Loan - Michael & Erin Mindes	80,000.00
Sales Tax Agency Payable	0.00
Unearned Revenue	545,305.19
Total Other Current Liabilities	$663,603.72
Total Current Liabilities	$707,304.31
Total Liabilities	$707,304.31
Equity	
Converted Debt	325,000.00
Equity Crowdfunding I - April 2017	145,104.00
Members Contribution	244,196.17
Members Draw	-397,548.05
Members Equity	-84,039.91
Opening Balance Equity	0.00
Net Income	-379,624.69
Total Equity	$ -146,912.48
TOTAL LIABILITIES AND EQUITY	$560,391.83

EXHIBIT A

Financial Statements